December 6, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:          Jorge Bonilla

Re:	Emerging Markets Horizon Corp.
Registration Statement on Form S-1
File No. 333-258393 Request for Acceleration of Effective Date

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement and offering, we, the underwriters (the “Underwriters”), wish to advise you that, pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, the undersigned Underwriters wish to advise you that there will be distributed to each underwriter, dealer, institution or other, who is reasonably anticipated to participate in the distribution of securities, as many copies of the preliminary prospectus dated November 29, 2021 as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned Underwriters will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern Time, on December 8, 2021, or at such later time as the registrant’s counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC. /s/ Pavan Bellur

Name:	Pavan Bellur
Title:	Managing Director

VTB CAPITAL PLC

/s/ A. Metherell		/s/ N. Stasyuk

Name:	A. Metherell	Name:	N. Stasyuk
Title:	Managing Director and Authorized Signatory	Title:	Authorized Signatory

[Signature Page to Acceleration Request]